Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(millions of dollars)

	Year Ended December 31,
	2004	2005	2006	2007 (1)	2008 (1)

Net Income	$144	$193	$207	$287	$343
Income taxes	87	116	116	173	228
Capitalized interest	(2)	(1)	(6)	(12)	(14)
	229	308	317	448	557

Fixed charges, as defined:

Interest expense	178	176	167	187	213
Capitalized interest	2	1	6	12	14
Interest component of rentals charged to operating expense	10	11	17	14	13
Total fixed charges	190	188	190	213	240

Earnings, as defined	$419	$496	$507	$661	$797

Ratio of earnings to fixed charges	2.20	2.64	2.67	3.10	3.32
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(1)	Excluded from the computation of fixed charges for the years ended December 31, 2007 and 2008 is interest income of $2 million and $1 million, respectively, which is included in income tax expense.